Sub-Item 77D:	 Policies with respect to security investments

(1) Effective July 22, 2013, Artisan International Value Fund (i) may invest up to an aggregate of 10% of its total assets at market value at the time of purchase in debt securities and convertible securities of U.S. and non-U.S. issuers that meet the Fund's investment criteria; (ii) may hold up to 15% of the Fund's assets in cash; and (iii) may invest up to 30% of the Fund's total assets in emerging markets securities.